Exhibit 12.1

                  SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)



                                Nine
                              months
                               ended                  Year Ended
                           September     ------------------------------------
                            30, 2002     2001    2000    1999    1998    1997
                            --------     ----    ----    ----    ----    ----


Income Before Income Taxes    $2,158   $2,523  $3,188  $2,795  $2,326  $1,913

Add Fixed Charges:
 Interest Expense                 21       40      44      29      19      40
 One-third of Rental Expense      21       24      24      22      19      15
 Capitalized Interest             14       25      20      12       9      15
                                  --  -------  ------  ------  ------  ------
 Total Fixed Charges              56       89      88      63      47      70

Less:  Capitalized Interest       21       25      20      12       9      15
Add:   Amortization of
       Capitalized Interest        6        7       7       7       7       5
                                   -      ---     ---     ---     ---     ---


Earnings Before Income Taxes
and Fixed Charges (other than
Capitalized Interest)         $2,199   $2,594  $3,263  $2,853  $2,371  $1,973
                             =======  ======= ======= ======= ======= =======




Ratio of Earnings to Fixed
Charges                           39       29      37      45      50      28
                             =======  ======= ======= ======= ======= =======



"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest). "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.